UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number001-35243

Full title of the plan and the address of the plan, if different from that of the issuer named below:

SunCoke 401(k) Plan

A.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SunCoke Energy, Inc

1011 Warrenville Road

Suite 600

Lisle, Illinois 60532

SUNCOKE 401(k) PLAN

INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

December 31, 2012 and 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Benefits and Investment Committee of

SunCoke Energy, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the SunCoke 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for plan benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Caron & Bletzer, PLLC

Kingston, NH

June 24, 2013

SUNCOKE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2012 and 2011

	2012	2011
Investments, at fair value:
Interest in Sunoco, Inc. Defined Contribution Master Trust	$—	$75,462,634
Mutual funds	57,231,521	—
Common collective trust	26,906,599	—
SunCoke Energy, Inc. common stock	198,086	—

Total investments	84,336,206	75,462,634
Receivables:
Notes receivable from participants	947,624	512,175
Participant contributions receivable	1,733	—
Employer contributions receivable	2,822	2,210,310

Total receivables	952,179	2,722,485

Net assets available for plan benefits at fair value	85,288,385	78,185,119
Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(201,645)	(1,426,916)

Net assets available for plan benefits	$85,086,740	$76,758,203

The accompanying notes are an integral

part of the financial statements.

SUNCOKE 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the year ended December 31, 2012

December 31, 2012
Additions:
Participant contributions	$2,902,273
Rollover contributions	1,557,519
Employer contributions	3,136,315
Increase in value of interest in Sunoco, Inc. Defined Contribution Master Trust	1,141,543
Net appreciation in fair value of investments	4,013,390
Dividend and interest income	1,954,418

Total additions	14,705,458
Deductions:
Distributions paid to participants	6,704,311
Administrative fees	22,580

Total deductions	6,726,891

Net increase	7,978,567
Transfers from Savings Plan for Subsidiaries of SunCoke Energy, Inc.	349,970
Net assets available for plan benefits, beginning of year	76,758,203

Net assets available for plan benefits, end of year	$85,086,740

The accompanying notes are an integral

part of the financial statements.

SUNCOKE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A.	PLAN DESCRIPTION:

The following description of the SunCoke 401(k) Plan (formerly SunCoke Profit Sharing and Retirement Plan) (the “Plan”) provides only general information. Participants should refer to the plan document for more detailed information.

General

The Plan is a defined contribution plan sponsored by SunCoke Energy, Inc. (the “Company”) covering substantially all employees of the Company and its participating subsidiaries except employees of Dominion Coal Company and collectively bargained employees of Gateway Energy and Coke Company, LLC and Haverhill North Coke Company. Participants are immediately eligible to participate; however, they must complete 6 months of consecutive service to be eligible for employer contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Vanguard Fiduciary Trust Company is the Trustee for all Plan investments. Prior to January 17, 2012, all investments were held by the Sunoco, Inc. Defined Contribution Master Trust (“Master Trust”). The Master Trust also included investments from other tax-qualified defined contribution plans of Sunoco, Inc. and certain current and former subsidiaries. Each plan’s relative interest in the individual funds of the Master Trust and the related income (losses) and administrative expenses was determined on a basis proportionate to each plan’s past contributions adjusted to reflect distributions, transfers and prior investment earnings to such funds. See Note E for a further description of the Master Trust.

Contributions

Contributions to the Plan are made by both participating employees and the Company. Participants may contribute 1% to 50% of their eligible compensation, as defined by the Plan, on a pre-tax basis and/or an after-tax Roth contribution basis, subject to Internal Revenue Code (“IRC”) limitations. Participants who are at least age 50 may make additional “catch-up” contributions subject to IRC limitations. Participants may also contribute funds from another qualified retirement plan (“rollover contributions”), subject to certain requirements.

All eligible participants receive employer safe harbor contributions in an amount equal to 3% of a participant’s eligible compensation. The Company makes matching contributions equal to 100% of the first 5% of eligible compensation participants contribute to the Plan as a salary deferral. In addition, the Company, at its sole discretion, may also make a profit sharing contribution to the plan. During 2012, the Company did not make a profit sharing contribution.

Participant Accounts

Participant accounts are credited with the participants’ contributions, the Company’s contributions, and a proportional allocation of the Plan’s earnings, including realized and unrealized gains and losses, and expenses. The Plan complies with Section 404(c) of ERISA and offers diversified investment funds in which participants may invest their contributions, Company contributions, and earnings. Participants determine the percentage in which contributions are to be invested in each fund. Participants may change their investment options daily.

SUNCOKE 401 (K) PLAN

NOTES TO FINANCIAL STATEMENTS

Vesting

Participants are always fully vested in the portion of their account which represents their contributions, employer safe harbor contributions, and the income earned thereon. Participants become fully vested immediately upon normal retirement age, death or total and permanent disability while still an active participant in the Plan.

Effective January 1, 2012, participants become vested in Company matching contributions and earnings thereon as follows:

Completed Years of Service	Percent Vested
Less than three years	0%
Three or more years	100%

Effective January 1, 2011, newly hired participants become vested in profit sharing contributions and earnings thereon as follows:

Completed Years of Service	Percent Vested
Less than three years	0%
Three or more years	100%

For participants hired prior to January 1, 2011, profit sharing contributions become 20% vested after two years of service and fully vested after three years of service.

Forfeitures

When participants terminate employment and are not fully vested in their accounts, the nonvested portion of their accounts represents forfeitures, as defined by the Plan. If a forfeiting participant is re-employed and fulfills certain requirements, as set forth in the Plan, the participant’s account will be restored. Forfeitures are used to pay administrative expenses or to reduce future employer contributions. During 2012, $48,869 of forfeitures were applied to reduce employer contributions. Total unapplied forfeitures were $77,654 and $24,403 at December 31, 2012 and 2011, respectively.

Distribution of Benefits

Participants are eligible to receive a distribution of the vested portion of their accounts upon termination of employment by reason of retirement, disability, death or other separation from service. Participants who terminate employment and have a vested account balance of less than $1,000 will receive a lump sum distribution of 100% of their vested benefits. Distributions to participants with vested account balances greater than $1,000, but not in excess of $5,000, who terminate employment will be paid to an individual retirement account designated by the plan administrator. Participants who have a vested account balance in excess of $5,000 may leave their funds invested in the Plan or may elect a lump sum distribution, installment payments, or a partial payment. In all circumstances participants may elect to roll over their vested account balances to an individual retirement account or qualified plan that accepts rollovers.

A participant may also request an in-service withdrawal upon attainment of age 59 1/2, effective January 1, 2012, or upon demonstration by the participant to the plan administrator that the participant is suffering from “hardship” as defined by the Plan.

SUNCOKE 401 (K) PLAN

NOTES TO FINANCIAL STATEMENTS

Notes Receivable from Participants (Plan Loans)

Participants may request a loan from the Plan up to the lesser of 50% of the participant’s vested account balance or $50,000, reduced by the highest outstanding loan balance during the previous 12 months. Loans must bear a reasonable rate of interest. Loans are collateralized by the participant’s vested interest in the Plan, and are supported by a promissory note. All loans must be repaid within 5 years. Participants may only have three loans outstanding at any given time.

Participant loans are valued at the unpaid principal balance plus any accrued but unpaid interest and categorized as notes receivable from participants on the statements of net assets available for plan benefits. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

B.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Adoption of Accounting Pronouncement

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs”. ASU 2011-04 requires new disclosures relating to Level 3 investment assets including quantitative information about significant unobservable inputs used in financial statement measurement and disclosure of the Plan’s valuation process around Level 3 investment assets. The Plan adopted required provisions of this amendment on December 31, 2012, resulting in no effect on the financial position.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of net assets available for plan benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. See Note D for discussion of fair value measurements.

SUNCOKE 401 (K) PLAN

NOTES TO FINANCIAL STATEMENTS

Purchases and sales of investments are reflected on a trade-date basis. Dividend income is reported on the ex-dividend date while interest income is recorded as earned on an accrual basis. The net appreciation (depreciation) in the fair value of investments, which consists of realized gains (losses) and unrealized appreciation (depreciation), was reported as a component of the increase in value of interests in the Master Trust (Note E) until January 17, 2012 when the Plan’s interest in the Master Trust was distributed.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Certain participant initiated fees are paid by plan participants. All other expenses incurred in the administration of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

C.	INVESTMENTS:

The following represents the Plan’s investments as of December 31, 2012 that represented 5% or more of the net assets available for plan benefits:

Dodge & Cox Stock Fund	$4,497,833
Vanguard Inst Index Fund	14,124,376
Vanguard Total Bond Market Index Fund	6,916,773
Vanguard Wellington Adm	6,043,606
BNP Paribas Pooled Trust Fund	26,906,599

As of December 31, 2011, the Plan’s interest in the Master Trust was the Plan’s sole investment.

SUNCOKE 401 (K) PLAN

NOTES TO FINANCIAL STATEMENTS

During the year ended December 31, 2012, the investments held by the Plan (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

2012
Mutual funds	$4,028,404
SunCoke Energy, Inc. common stock	(15,014)

Total net appreciation in fair value	$4,013,390

D.	FAIR VALUE MEASUREMENTS:

Accounting standards establish a framework for measuring fair value. That framework sets forth a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below.

Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2—Inputs to the valuation methodology are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Level 3—Inputs to the valuation methodology are unobservable and supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The fair value of the Plan’s interest in the Master Trust is based on the beginning of the year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (including realized and unrealized appreciation and depreciation of Master Trust investments) from the Plan’s interest in the Master Trust less benefits paid to participants and allocated administrative expenses.

Following is a description of the valuation methodologies used by the Plan and the Master Trust. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Mutual funds and short-term money market fund – Valued at the net asset value of the shares held by the Plan and the Master Trust at year end as determined by quoted market prices.

SUNCOKE 401 (K) PLAN

NOTES TO FINANCIAL STATEMENTS

Synthetic investments – Valued based on the fair value of the underlying assets of such contracts, which includes government obligations, corporate bonds and asset-backed securities. The fair values of the underlying assets of synthetic investment contracts are measured using quoted market prices when available or using a market approach pricing methodology, where observable prices are obtained by market transactions involving identical or comparable securities of issuers with similar credit ratings. The synthetic contracts earn interest at rates that are reset at least quarterly as specified in the respective contracts.

Short-term investments – Valued at cost, which approximates fair value.

Traditional investment contracts and wrapper contracts –The fair value of traditional investment contracts and wrapper contracts is determined using future cash flows which are discounted using observable rates with comparable durations. Participants transact with the contracts at contract value, which is the relevant measurement attribute for that portion of their accounts. Contract value represents contributions made under the contract plus interest accrued at the contract rate less any withdrawals.

Common collective trust – Valued at net asset value per share, which is determined by dividing the fair value of a fund’s net assets by the number of fund units outstanding at the valuation date.

Company stock – Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SUNCOKE 401 (K) PLAN

NOTES TO FINANCIAL STATEMENTS

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012:

	December 31, 2012
Description	Total	Level 1	Level 2	Level 3
Mutual funds:
U.S. equities	$35,567,157	$35,567,157	$—	$—
International equities	2,158,888	2,158,888	—	—
Balanced funds	11,888,070	11,888,070	—	—
Fixed income fund	7,617,406	7,617,406	—	—

Total mutual funds	57,231,521	57,231,521	—	—
Common collective trust	26,906,599	—	26,906,599	—
Company stock	198,086	198,086	—	—

Total	$84,336,206	$57,429,607	$26,906,599	$—

The common collective trust held by the Plan is a stable value investment which has an objective to preserve capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve this objective the fund invests in fixed-income securities, bond funds and money market funds. Twelve months notice is required for a complete liquidation, however the trustee, at their discretion, may waive the twelve month waiting period. Participant directed redemptions are allowed daily with no restrictions. There are no unfunded commitments.

The following tables set forth by level and by investment class, within the fair value hierarchy, the Plan’s interest in the Master Trust at fair value as of December 31, 2011:

	December 31, 2011
Description	Total	Level 1	Level 2	Level 3
Mutual funds:
U.S. equities	$25,945,492	$25,945,492	$—	$—
International equities	1,571,605	1,571,605	—	—
Balanced funds	11,529,247	11,529,247	—	—
Fixed income fund	6,967,643	6,967,643	—	—

Total mutual funds	46,013,987	46,013,987	—	—
Captial Preservation Fund:
Synthetic investments	23,045,230	1,852,903	21,192,327	—
Short-term investments	2,729,318	2,729,318	—	—
Short-term money market fund	1,940,187	1,940,187	—	—
Traditional investment contracts	1,229,723	—	—	1,229,723
Common collective trust	482,721	—	482,721	—
Wrapper contracts	21,468	—	—	21,468

Total Capital Preservation Fund	29,448,647	6,522,408	21,675,048	1,251,191

Total	$75,462,634	$52,536,395	$21,675,048	$1,251,191

SUNCOKE 401 (K) PLAN

NOTES TO FINANCIAL STATEMENTS

The table below sets forth a summary of changes in fair value of the Plan’s Level 3 investment assets held in the Master Trust for the year ended December 31, 2012:

	Wrapper contracts	Traditional investment contracts
Balance at beginning of year	$21,468	$1,229,723
Transfer out of Master Trust	(21,468)	(1,229,723)

Balance at end of year	$—	$—

E.	MASTER TRUST SUPPLEMENTAL INFORMATION:

Use of a master trust permits the commingling of various investments or related defined contribution plans for investment and administrative purposes. Although assets are commingled in the Master Trust, the trustee maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to participating plans based upon each plan’s proportionate interest in the Master Trust based on underlying participant accounts.

On January 17, 2012, the Plan’s interest in the Master Trust was transferred out of the trust into a separate trust for the Plan. At December 31, 2011, the Plan’s total interest in the assets of the Master Trust was 6.63%.

The following table sets forth the Plan’s interest in the total assets of the individual Master Trust funds:

December 31, 2011
Mutual Funds:
Equity Index Fund	10.4466%
US Extended Market Equity Index Fund	4.3128%
Large Cap Value Fund	10.2340%
Large Cap Growth Fund	6.5134%
Small Cap Fund	8.0894%
International Index Fund	1.1886%
International Equity Fund	4.1094%
Diversified Investments Fund	9.1666%
Bond Index Fund	8.4163%
Target Retirement Funds	5.4392%
Capital Preservation Fund	6.9812%

SUNCOKE 401 (K) PLAN

NOTES TO FINANCIAL STATEMENTS

Prior to January 17, 2012, all funds were invested in the Master Trust. Plan participants had the option of investing in any one of the following core investment funds (the Equity Index Fund; the U.S. Extended Market Equity Index Fund; the Large-Cap Value Fund; the Large-Cap Growth Fund; the Small-Cap Fund; the International Index Fund; the International Equity Fund; the Diversified Investments Fund; the Bond Index Fund; and the Capital Preservation Fund) (collectively, the Core Funds), and 12 Target Retirement Funds.

The following table details the Plan’s investments (at fair value) in the assets of the Master Trust funds at December 31, 2011:

December 31, 2011
Mutual Funds:
Equity Index Fund	$14,810,093
US Extended Market Equity Index Fund	2,538,704
Large Cap Value Fund	4,931,428
Large Cap Growth Fund	1,034,538
Small Cap Fund	2,630,729
International Index Fund	271,614
International Equity Fund	1,299,991
Diversified Investments Fund	6,189,944
Bond Index Fund	6,967,643
Target Retirement Funds	5,339,303
Capital Preservation Fund	29,448,647

Investment in Sunoco, Inc. Defined Contribution Master Trust	$75,462,634

The increase in value of interests in the Master Trust for the year ended December 31, 2012 was comprised of the following:

2012
Mutual Funds	$1,104,637
Capital Preservation Fund	36,902

Net appreciation	1,141,539
Interest and dividend income	4

Total increase in value	$1,141,543

The Capital Preservation Fund is a proprietary separate account held by the Master Trust that is invested in: (1) contracts with insurance companies or other financial institutions backed by the types of obligations described in (3) and (4) below (synthetic investment contracts); (2) contracts with insurance companies or other financial institutions where the repayment of principal and payment of interest at a fixed or variable rate for a fixed period of time are backed by the financial strength of such financial institutions (traditional investment contracts); (3) U.S. government-backed and agency obligations; and (4) fixed income securities of corporations primarily rated “investment grade” and high-quality asset-backed securities primarily rated “AAA.” The Capital Preservation Fund of the Master Trust was managed by BNY Mellon Asset Management. At December 31, 2011, the Capital Preservation Fund of the Master Trust was principally invested in synthetic investment contracts.

SUNCOKE 401 (K) PLAN

NOTES TO FINANCIAL STATEMENTS

The traditional investment contracts are unsecured, general account obligations of insurance companies which are backed by the general assets of the insurance company that are obligated by the investment contract. Crediting rates for these contracts are typically fixed for the life of the contract.

The synthetic investment contracts are composed of underlying assets and “wrappers,” which are contracts that enable withdrawals to be made at contract (book) value, rather than at the fair value of the underlying assets. The contracts have underlying assets invested either directly or through common collective trust funds in government agency-backed mortgage obligations, government and corporate bonds and other asset-backed securities. The contracts are presented below in two separate portfolios based upon the investment strategy for the underlying assets. The assets in the “Buy and Hold Portfolios” are expected to be held until maturity, while the assets in the “Managed Portfolios” are actively managed by Pacific Investment Management Company, Western Asset Management Company and Prudential to reflect changing market conditions. Contract crediting rates for synthetic investment contracts are reset at least quarterly, as specified in the respective contracts, and will have an interest crediting rate not less than zero percent. The interest crediting rate on synthetic investment contracts is based on the book value of the contract and the market yield, market value and average duration of the underlying assets. The interest crediting rate of synthetic investment contracts is affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial interest crediting rate is established based on the market interest rates at the time the underlying portfolio is established.

The following table details for each traditional and synthetic investment contract the respective interest crediting rates and percentage of the assets of the Capital Preservation Fund of the Master Trust at December 31, 2011:

	Average Interest	% of Master Trust Capital Preservation
Financial Institutions Providing Wrapper	Crediting Rate	Fund Assets
	2011	2011
Traditional Investment Contracts:
Metropolitan	1.20%	3
Prudential	1.12%	2
Buy and Hold Portfolios:
Monumental Life Insurance Company	4.92%	1
State Street Bank	5.09%	5
Managed Portfolios:
Bank of America	3.27%	21
Monumental Life Insurance Company	3.29%	29
Prudential	3.92%	21
AIG Financial Products	—	—

Total		82	*

SUNCOKE 401 (K) PLAN

NOTES TO FINANCIAL STATEMENTS

*	The other 18% of net assets of the Capital Preservation Fund of the Master Trust at December 31, 2011, was invested in short-term investments and stable-value common collective trust funds actively managed by The Vanguard Group and Goode Investment Management, Inc. The stable-value common collective trust fund is comprised of investments similar to others found in the Capital Preservation Fund.

Over time, the contracts will earn the rate of return of the underlying assets.

The average aggregate interest crediting rates at December 31, 2011 for all investment contracts were 3.47%. The average aggregate yields for the year ended December 31, 2011 for all of the investments in the Capital Preservation Fund of the Master Trust was 2.69%.

Certain employer-initiated events, such as bankruptcy, plant closings, plan termination, and early retirement incentives, could limit a participant’s ability to make withdrawals from the Capital Preservation Fund at contract (book) value.

The insurance companies and other financial institutions may terminate synthetic or traditional investment contracts and settle them at amounts other than contract value in certain limited circumstances, including: a change in the qualification status of the Plan; breach of material obligations under the contract or misrepresentation by the contract holder; or failure of the underlying portfolios to conform to pre-established investment guidelines.

F.	TAX STATUS:

The Plan has adopted the non-standardized prototype plan document of Vanguard Fiduciary Trust Company. The prototype sponsor received a favorable opinion letter dated March 31, 2008 in which the Internal Revenue Service stated that the prototype plan, as then designed, was in compliance with the applicable requirements of the IRC. The plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC, and that the related trust is therefore tax-exempt. Accordingly, no provision for income taxes has been included in the financial statements.

Accounting standards require recording uncertain income tax positions that exist in the Plan’s financial statements. Plan management has determined there are no uncertain tax positions and believes there is no adjustment or disclosure required in the Plan’s financial statements. The Plan did not recognize any interest and penalty expense for the year ended December 31, 2012. The Form 5500 remains subject to examination by the IRS for the years ended December 31, 2009 through December 31, 2012.

SUNCOKE 401 (K) PLAN

NOTES TO FINANCIAL STATEMENTS

G.	PARTIES-IN-INTEREST:

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan. Accordingly, loans to participants and transactions with investment funds managed and held by the trustee are considered party-in-interest transactions.

H.	PLAN TERMINATION:

Although the Plan was established with the intention that it will continue indefinitely, the Company retains the right to discontinue its contributions at any time or to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, all participants will become 100% vested in their accounts.

I.	SUBSEQUENT EVENTS:

The Company has evaluated subsequent events through the date these financial statements were issued.

SUNCOKE 401(k) PLAN

EIN: 90-0640593

Plan Number: 001

SCHEDULE H, LINE 4(i)-SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
	Artio Global High Inc I	Mutual fund	**	$375,022
	Del SmCap Value Instl	Mutual fund	**	76,745
	Dodge & Cox Intl Stock	Mutual fund	**	1,150,012
	Dodge & Cox Stock Fund	Mutual fund	**	4,497,833
	Invesco Intn’l Growth I	Mutual fund	**	255,386
	Opp Developing Mrkts—Y	Mutual fund	**	612,105
	PIMCO Total Return Fd, Instit	Mutual fund	**	1,831,874
	Pimco Real Return—Inst	Mutual fund	**	766,168
	T. Rowe Price Small Cap Stock	Mutual fund	**	2,508,409
	TRP Growth Stock Fund	Mutual fund	**	1,465,671
	Templeton Global Bond Adv	Mutual fund	**	700,633
*	Vanguard Inst Index Fund	Mutual fund	**	14,124,376
*	Vanguard Mid-Cap Idx Sig	Mutual fund	**	1,447,952
*	Vanguard REIT Indx Fnd Sig	Mutual fund	**	521,196
*	Vanguard Selected Value	Mutual fund	**	96,897
*	Vanguard Small-Cap Index Sig	Mutual fund	**	1,131,847
*	Vanguard Target Retirement 2010 Fund	Mutual fund	**	958,532
*	Vanguard Target Retirement 2015 Fund	Mutual fund	**	919,572
*	Vanguard Target Retirement 2020 Fund	Mutual fund	**	1,281,255
*	Vanguard Target Retirement 2025 Fund	Mutual fund	**	2,017,664
*	Vanguard Target Retirement 2030 Fund	Mutual fund	**	885,344
*	Vanguard Target Retirement 2035 Fund	Mutual fund	**	1,453,568
*	Vanguard Target Retirement 2040 Fund	Mutual fund	**	1,221,574
*	Vanguard Target Retirement 2045 Fund	Mutual fund	**	893,576
*	Vanguard Target Retirement 2050 Fund	Mutual fund	**	479,125
*	Vanguard Target Retirement 2055 Fund	Mutual fund	**	134,159
*	Vanguard Target Retirement 2060 Fund	Mutual fund	**	33
*	Vanguard Target Retirement Inc	Mutual fund	**	1,643,668
*	Vanguard Total Bond Market Index Fund	Mutual fund	**	6,916,773
*	Vanguard Total Intl Stk Sig	Mutual fund	**	753,490
*	Vanguard Wellington Adm	Mutual fund	**	6,043,606
	WF AdvantageDiscovery Inv	Mutual fund	**	67,456

	Total mutual funds			57,231,521
	BNP Paribas Pooled Trust Fund	Common collective trust	**	26,906,599
*	SunCoke Energy, Inc. common stock	Common stock	**	198,086

	Total investments on the statement of net assets available for plan benefits			84,336,206
*	Participant loans	(5.25%-6.00%)	—	947,624

	Total investments on the Form 5500			$85,283,830

*	Represents a party-in-interest to the Plan.
**	Cost omitted for participant directed investments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SunCoke 401(k) Plan

(Name of Plan)

BY:	Employee Benefits and Investment Committee of SunCoke Energy, Inc. as Plan Administrator

/s/ Gary P. Yeaw
Gary P. Yeaw

Vice President, Human Resources and
Chair of the Employee Benefits and
Investment Committee

DATED: June 24, 2013

EXHIBIT INDEX

Exhibit

23	Consent of Independent Registered Public Accounting Firm